NO ACT

PE
11-25-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
[redacted] FINANCE

09013118

Received SEC

DEC 18 2009

Washington, DC 20549

December 18, 2009

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12/18/09

Re: Kimberly-Clark Corporation
Incoming letter dated November 25, 2009

Dear Ms. Ising:

This is in response to your letter dated November 25, 2009 concerning the shareholder proposal submitted to Kimberly-Clark by Chris Rossi. We also have received letters on the proponent's behalf dated December 5, 2009 and December 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

December 18, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kimberly-Clark Corporation
Incoming letter dated November 25, 2009

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding.

There appears to be some basis for your view that Kimberly-Clark may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Kimberly-Clark to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Kimberly-Clark omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 13, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 William Steiner's Rule 14a-8 Proposal
Kimberly-Clark Corp. (KMB)
Written Consent Topic

Ladies and Gentlemen:

This responds further to the November 25, 2009 no action request.

The request proposal states (emphasis added):
"RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to *permit* shareholders to act by the written consent of a majority of our shares outstanding."

The company first pumps up this rule 14a-8 proposal text by claiming this request proposal, which in fact asks "to *permit* shareholders to act by the written consent of a majority of our shares outstanding," specifically calls for shareholders to "take any action" by written consent. The outside opinion further pumps up this bent-take on the text by claiming the proposal "seeks to impose a rule that allows the stockholders to act, without qualification, by written consent ..." There is no "without qualification" text in the proposal. Thus the outside opinion starts on page-one by arguing against its own words that it added to the proposal. Thus whatever conclusion follows can only be applicable to an outside rewording of the rule 14a-8 proposal.

Thus the company position apparently must rely on adding words to the proposal, first by the company and then the outside opinion piles on further with its own spin in the same direction away from the actual proposal. Thus the reader is taken further away from the actual proposal in a step-by-step process.

The Boeing Corp. (Feb. 19, 2008) is one of the so-called precedents that the company relies upon. The highlighted text in *Boeing* materially does not match Mr. Steiner's proposal.

Boeing Co.
WSB No.: 0225200817
Public Availability Date: Tuesday, February 19, 2008
Abstract:
...A shareholder proposal, which requests this company's board to amend the by-laws and other appropriate documents **so that there are no restrictions** on the shareholder right to act by written consent, may be omitted from the company's proxy material under rule 14a-8(i)(2) and (i)(6).

Mr. Steiner's proposal by contrast uses the word "permit" and states:
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to **permit** shareholders to act by the written consent of a majority of our shares outstanding.

The outside law firm also cited the same above so-called precedent in its Pfizer (PFE) no action request with the same date as this no action request.

An expanded response is under preparation.

Sincerely,

John Chevedden

cc:
William Steiner

Steve Milton <Steve.Milton@kcc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
Kimberly-Clark Corp. (KMB)

Ladies and Gentlemen:

This responds to the November 25, 2009 no action request. *The Boeing Corp.* (Feb. 19, 2008) is one of the so-called precedents that the company relies upon. The highlighted text in *Boeing* materially does not match Mr. Steiner's proposal.

Boeing Co.
WSB No.: 0225200817
Public Availability Date: Tuesday, February 19, 2008
Abstract:
...A shareholder proposal, which requests this company's board to amend the by-laws and other appropriate documents **so that there are no restrictions** on the shareholder right to act by written consent, may be omitted from the company's proxy material under rule 14a-8(i)(2) and (i)(6).

Mr. Steiner's proposal by contrast uses the word "permit" and states:
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to **permit** shareholders to act by the written consent of a majority of our shares outstanding.

The outside law firm also cited the same above so-called precedent in its Pfizer (PFE) no action request with the same date as this no action request.

An expanded response is under preparation.

Sincerely,

John Chevedden

cc:
William Steiner

Steve Milton <Steve.Milton@kcc.com>

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
eising@gibsondunn.com

November 25, 2009

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 48040-00695

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Kimberly-Clark Corporation*
Stockholder Proposal of Chris Rossi
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Kimberly-Clark Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden on behalf of Chris Rossi.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Messrs. Chevedden and Rossi.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Messrs. Chevedden and Rossi that if either elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's "board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding." The Proposal and related correspondence are attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion provided by Morris, Nichols, Arsht & Tunnell LLP regarding Delaware law (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the Delaware General Corporation Law (the "DGCL"). *See* Exhibit B.

The Proposal asks the Company's Board of Directors to act "to permit shareholders to act by the written consent of a majority of our shares outstanding." As discussed in the Delaware Law Opinion, this would expressly violate several provisions of the DGCL. For example, the Proposal would permit the Company's stockholders to take any action by a simple majority of all of the shares of the Company's outstanding stock. However, this conflicts with DGCL provisions that require a supermajority vote in order for stockholders to approve certain transactions, such as Section 390 of the DGCL, which requires unanimous stockholder approval to transfer or domesticate a Delaware corporation into a foreign jurisdiction. Thus, implementation of the Proposal would cause the Company to violate Delaware state law.

On numerous occasions the Staff has permitted the exclusion of a stockholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would conflict with state law. For example, in *PG&E Corp.* (avail. Feb. 14, 2006), a proponent submitted a stockholder proposal requesting that the company's board "initiate an appropriate process to . . . provide that director nominees be elected or reelected by the affirmative vote of the majority of votes cast at an annual shareholder meeting." The Staff concurred that the proposal was excludable under Rule 14a-8(i)(2) where the company argued that it conflicted with a California statute requiring that directors be elected by plurality vote. Likewise, in *TRW Inc.* (avail. Mar. 6, 2000), a proponent submitted a stockholder proposal requesting the board "take all necessary steps" to declassify the board. That proposal also included a provision stating that "a return to the current 3-year-staggered-terms can be made only by a majority of stockholder votes cast, on a separate resolution." Where the company argued that the latter provision conflicted with the voting threshold necessary to take such action under Ohio law, the Staff concurred that it was excludable pursuant to Rule 14a-8(i)(2). *See also AT&T Inc.* (avail. Feb. 19, 2008); *The Boeing Corp.* (avail. Feb. 19, 2008) (in each case, permitting the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a stockholder proposal requesting the company's board amend its bylaws and any other appropriate governing documents to remove restrictions on stockholders' ability to act by written consent where the company argued that such board action would violate the DGCL).

Consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(2) because its implementation would conflict with provisions of the DGCL, as set forth in the Delaware Law Opinion.

We note that the Staff has not concurred with exclusion under Rule 14a-8(i)(2) of proposals that conflict with state law where the proposals include language providing that implementation shall occur only to the extent permitted by law. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 11, 2009); *Safeway Inc.* (avail. Mar. 5, 2009) (in each case, a proposal relating to stockholders' ability to call special meetings was not excludable where the company argued that the proposal's request for "exception or exclusion conditions" violated state law, but the proposals contained qualifying language, stating "to the fullest extent permitted by state law"). In this regard, we note that Mr. Chevedden is aware of the use of such qualifying language, because he has included similar language in other proposals. *See id.*; *Allegheny Energy, Inc.* (avail. Feb. 15, 2008) (involving a proposal submitted by Mr. Chevedden on behalf of a proponent that requests the board to eliminate restrictions on the stockholders' right to act by written consent, but qualified the proposal to the extent "allowed by applicable law").

While the Proposal uses the phrase "undertake such steps," such a phrase, as well as phrases that request a company to "take all necessary steps" or "initiate an appropriate process" to implement a proposal, do not prevent a proposal from being excludable under Rule 14a-8(i)(2) if the implementation of that proposal would otherwise conflict with state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (permitting the exclusion of a stockholder proposal that requested the board "initiate an appropriate process" to implement a majority vote standard in director elections because a California statute required plurality voting in director elections); *TRW Inc.* (avail. Mar. 6, 2000) (permitting the exclusion of a stockholder proposal requesting the board "take all necessary steps" to declassify the board where a portion of the proposal conflicted with Ohio law). Thus, because the Proposal directly conflicts with Delaware law, the Company may exclude the Proposal under Rule 14a-8(i)(2).

We also note that, although the Proposal "requests" that the Company undertake the specified actions, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g., Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring that implementation of the proposal would cause the company to violate state law because it requested a bylaw amendment to implement per capita voting); *Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all stockholder proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). *See also Badger Paper Mills, Inc.* (avail. Mar. 15, 2000); *Pennzoil Corp.* (avail. Mar. 22, 1993).

Therefore, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate Delaware law.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Steve W. Milton, the Company's Counsel and Assistant Secretary, at (972) 281-1204.

Sincerely,

Elizabeth A. Ising

EAI/tss
Enclosures

cc: Steve W. Milton, Kimberly-Clark Corporation
Chris Rossi
John Chevedden

EXHIBIT A

Chris Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas Falk
Chairman
Kimberly-Clark Corp. (KMB)
351 Phelps Drive
Irving, TX 75038

Dear Mr. Falk,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Chris Rossi

Rule 14a-8 Proposal Proponent since the 1980s

10/05/09

cc: Timothy C. Everett <tceverett@kcc.com>
Corporate Secretary
PH: 972-281-1217

Steve Milton <Steve.Milton@kcc.com>
Assistant Secretary
PH: 972-281-1204
PH: 972-281-1200
FX: 972 281-1490
FX: 972-281-1578

[KMB: Rule 14a-8 Proposal, November 12, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merits of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Our directors held 7 board seats on boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent research firm: Dennis Beresford, Fannie Mae (FNM); Mae Jemison, Scholastic Corporation (SCHL) and Valspar Corporation (VAL); James Jenness, Kellogg (K); Linda Johnson Rice, Omnicom Group (OMC); Marc Shapiro, Burlington Northern (BNI) and Robert Decherd, Belo Corp. (BLC). Directors who served on D-rated boards held 6 of the 12 seats on our key board committees: Directors Beresford, Decherd, Jemison, Rice and Jenness.

The following directors had 13 to 22 years tenure (independence cocern) and each was assigned to one of our most important board committees: Robert Decherd, Linda Johnson Rice and John Bergstrom. Mr. Bergstrom received by far our most against-votes.

There was no shareholder right to cumulative voting, to act by written consent, to call a special meeting by 10% of shareholders or an independent board chairman.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Chris Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

November 25, 2009

Kimberly-Clark Corporation
351 Phelps Drive
Irving, TX 75038

Re: Stockholder Proposal Submitted By Chris Rossi

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Kimberly-Clark Corporation, a Delaware corporation (the "Company"), by Chris Rossi (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders. For the reasons discussed below, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law.

I. Summary Of The Proposal And Our Opinion.

The Proposal requests that the Company's board of directors "undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of [the Company's] shares outstanding."[1] The Delaware General Corporation Law (the "DGCL") permits stockholders to act by written consent, i.e., as an alternative to acting at an annual or special meeting of stockholders, unless the corporation's certificate of incorporation provides otherwise. The Company's certificate of incorporation prohibits stockholder action by written consent.[2]

The Proponent ventures beyond just asking that the stockholders be permitted to act by written consent in accordance with the DGCL. Instead, the Proponent seeks to impose a rule that allows the stockholders to act, without qualification, by written consent of a simple majority of the Company's shares outstanding (i.e., to take any action by a simple majority of the shares outstanding). This rule violates the express provisions of the DGCL. The Proposal would

---

1 The Proposal reads in its entirety as follows: "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding." A supporting statement, not relevant to our opinion, accompanies the Proposal.

2 *See* Amended and Restated Certificate of Incorporation of the Company, Article VI, ¶ (2).

permit the stockholders to take any action by a *simple majority* of all of the shares of Company stock outstanding. This part of the Proposal conflicts with DGCL provisions that require a *supermajority vote* in order for stockholders to approve certain transactions. Accordingly, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law Because Stockholders Cannot Approve All Actions By Written Consent Of A Simple Majority Of Stock Outstanding.

As noted above, the Proposal urges the Company's board to take steps to "permit shareholders to act by the written consent of a majority of [the Company's] shares outstanding." Under Delaware law, a provision regulating stockholder action by written consent must be placed in a company's certificate of incorporation[3] or, for certain limited topics, in the company's bylaws.[4] However, the DGCL specifies that the certificate of incorporation and bylaws may not include provisions that violate Delaware law.[5] If the Proposal were implemented it would violate several mandatory rules of the DGCL. Because these rules cannot be varied by the certificate of incorporation or the bylaws, the Proposal would violate Delaware law if it were implemented.

Because the Proposal would purport to allow stockholders to take any action by the written consent of a simple majority of the shares outstanding, it violates mandatory provisions of the DGCL that require supermajority approval for certain transactions. Section 266 of the DGCL requires that, in order for a Delaware corporation (such as the Company) to convert to a foreign corporation or a non-corporate entity (such as a limited liability company or statutory trust), the conversion must be approved by all of the stockholders.[6] This unanimous

---

3 Section 228(a) of the DGCL specifies that restrictions on the ability to act by written consent must be placed in the certificate of incorporation. 8 *Del. C.* § 228(a) (permitting stockholders to act by written consent "[u]nless otherwise provided in the certificate of incorporation").

4 *See, e.g., Edelman v. Authorized Distribution Network*, 1989 Del. Ch. Lexis 156 (Oct. 27, 1989) (upholding a bylaw that required a stockholder to request that the board of directors fix a record date for written consent solicitations).

5 *See* 8 *Del. C.* §§ 102(b)(1) (certificate of incorporation may contain any provision that is "not contrary to the laws of [Delaware]"); 109(b) (bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation").

6 *See* 8 *Del. C.* § 266(b) ("The board of directors of the corporation which desires to convert [to a foreign corporation, limited liability company or certain other non-corporate entities] . . . shall adopt a resolution approving such conversion, specifying the type of entity into which the corporation shall be converted and recommending the approval of such conversion by the stockholders of the corporation. . . . If all outstanding shares of stock of the corporation, whether voting or nonvoting, shall be voted for the adoption of the resolution, the conversion shall be authorized.").

voting requirement is a key protection for all stockholders, as it requires each stockholder's consent before the corporation may undertake the drastic step of changing the corporation into a different entity that may have different rights and restrictions for equity holders. Section 390 of the DGCL similarly requires unanimous stockholder approval to (among other things) transfer or domesticate a Delaware corporation into another jurisdiction.[7] This statutory provision also ensures that the rights afforded to stockholders under Delaware law cannot be taken from them without their consent.

The written consent provision envisioned by the Proposal would abridge these mandatory supermajority votes imposed by the DGCL and is therefore invalid.

* * *

7 *See* 8 *Del. C.* § 390(b) (permitting a corporation to transfer or domesticate to another jurisdiction only if, among other requirements, such action is approved by "all outstanding shares of stock of the corporation, whether voting or non-voting").

III. Conclusion.

For the reasons set forth above, it is our opinion that the Proposal would, if implemented, violate Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

3256605